Filed Pursuant to Rule 424(b)(2)

Registration No. 333-65486

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 4, 2003)

$150,000,000

NORTHERN ILLINOIS GAS COMPANY

(doing business as Nicor Gas Company)

$50,000,000 First Mortgage Bonds, 5.80% Series Due December 1, 2023 (“Series 2023 Bonds”)

$50,000,000 First Mortgage Bonds, 5.90% Series Due December 1, 2032 (“Series 2032 Bonds”)

$50,000,000 First Mortgage Bonds, 5.90% Series Due December 1, 2033 (“Series 2033 Bonds”)

We will pay interest on the Series 2023 Bonds, Series 2032 Bonds and Series 2033 Bonds, each a New Bond and collectively the New Bonds, semiannually in arrears on June 1 and December 1 of each year, beginning June 1, 2004. We may redeem the New Bonds at our option in whole at any time or in part from time to time at the redemption prices described under “Description of the New Bonds.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price(1)	Underwriting Discount	Proceeds to Nicor (before expenses)(1)
Per Series 2023 Bond	99.518%	0.875%	98.643%
Total	$49,759,000	$437,500	$49,321,500
Per Series 2032 Bond	99.984%	0.875%	99.109%
Total	$49,992,000	$437,500	$49,554,500
Per Series 2033 Bond	99.984%	0.875%	99.109%
Total	$49,992,000	$437,500	$49,554,500

(1)	Plus accrued interest from December 1, 2003.

Interest on the New Bonds will accrue from December 1, 2003 and the purchasers of the New Bonds shall pay the interest that accrues from December 1, 2003 to the date that the New Bonds are delivered to the purchasers. The underwriters expect to deliver the New Bonds to purchasers on or about December 11, 2003.

Banc One Capital Markets, Inc.

SG Cowen

McDonald Investments Inc.

Wachovia Securities

The date of this prospectus supplement is December 4, 2003.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement or the date of the accompanying prospectus, as applicable.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of New Bonds and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which will not apply to the New Bonds. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

In this prospectus supplement and the accompanying prospectus, “Nicor Gas,” “we,” “us” and “our” refer to Northern Illinois Gas Company (doing business as Nicor Gas Company).

TABLE OF CONTENTS

Prospectus Supplement

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents they incorporate by reference may contain statements that are not historical fact and constitute forward-looking statements about our expectations. Although we believe these statements are based on reasonable assumptions, actual results may vary materially from stated expectations. Actual results may differ materially from those indicated in our forward-looking statements due to the direct or indirect effects of the results of the following, among others:

•	legal contingencies (including litigation) and the resolution of those issues, including the effects of an Illinois Commerce Commission review;

•	weather conditions;

•	natural gas prices;

•	health care costs;

•	insurance costs;

•	borrowing needs;

•	interest rates;

•	credit conditions;

•	economic and market conditions;

•	energy conservation;

•	legislative and regulatory actions, results or adjustments;

•	asset sales;

•	significant unplanned capital needs; and

•	any future mercury-related charges or credits.

You are cautioned not to rely unduly on any forward-looking statements and are urged to review and consider carefully the risks, uncertainties and other factors which are discussed in more detail under “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Legal Proceedings” in our Annual Report on Form 10-K for the year ended December 31, 2002, our Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2003, June 30, 2003 and September 30, 2003 and other documents on file with the Securities and Exchange Commission. You may obtain copies of these documents as described under “Where You Can Find More Information” in the accompanying prospectus.

THE COMPANY

We are a public utility engaged principally in the purchase, storage, distribution, sale and transportation of natural gas to the public in northern Illinois, generally outside the City of Chicago. We are subject to the jurisdiction of the Illinois Commerce Commission, which has authority to regulate substantially all phases of the public utility business in Illinois, including our issuance of long-term debt. We are a wholly owned subsidiary of Nicor Inc. (“Nicor”), a holding company exempt from regulation under the Public Utility Holding Company Act of 1935. The New Bonds are not obligations of, nor guaranteed by, Nicor. The mailing address and telephone number of our general office is:

Northern Illinois Gas Company

P.O. Box 190

Aurora, Illinois 60507-0190

(630) 983-8676

RECENT DEVELOPMENTS

A description of certain legal proceedings pending against us is included in our Annual and Quarterly reports filed with the Securities and Exchange Commission and incorporated by reference in this prospectus supplement. In connection with the proceeding pending before the Illinois Commerce Commission regarding our performance based rate program, we filed testimony in August 2003 in support of our position that approximately $7 million is due to us from customers related to our performance based rate program and purchased gas adjustment reconciliation calculation for the years 1999–2002. On November 21, 2003, the Illinois Attorney General’s Office filed testimony claiming that we owed customers refunds totaling $160 million for the same period. The Citizens Utility Board and the Cook County State’s Attorney’s Office (“CUB/Cook”) jointly filed testimony that same day, as well as the Staff of the Illinois Commerce Commission (“Staff”). At present, the CUB/Cook and Staff testimony each has been filed under seal. Hearings regarding this matter currently are scheduled for April 2004, with an Illinois Commerce Commission decision expected some time thereafter.

USE OF PROCEEDS

We will use the net proceeds from the sale of the New Bonds together with additional funds to (i) refund short-term debt used to refund $50,000,000 principal amount of 5¾% First Mortgage Bonds which matured on June 1, 2003 and used to refund $50,000,000 principal amount of 3% unsecured notes which matured on April 17, 2003 and (ii) refinance $50,000,000 principal amount of 7 3/8% First Mortgage Bonds due October 15, 2027, which bonds were called for redemption by us on November 25, 2003 at a redemption price of 104.82%.

RATIO OF EARNINGS TO FIXED CHARGES

Computation of Consolidated Ratio of Earnings to Fixed Charges (in thousands except ratios).

	Nine months ended September 30, 2003	Year Ended December 31,
		2002	2001	2000	1999	1998
Earnings available to cover fixed charges:
Net income	$57,168	$109,139	$98,806	$12,584	$96,010	$94,119
Add: Income taxes	32,920	64,325	57,000	520	55,809	55,299
Fixed charges	26,922	36,711	45,431	44,863	38,917	44,870
Allowance for funds uses during construction	(187)	(395)	(241)	(363)	(118)	(269)

Total earnings available to cover fixed charges	$116,823	$209,780	$200,996	$57,604	$190,618	$194,019

Fixed charges:
Interest on debt	$24,176	$33,037	$43,542	$42,365	$39,245	$42,624
Other interest charges and amortization of debt discount, premium, and expense, net	2,746	3,674	1,889	2,498	(328)	2,246

Total fixed charges	$26,922	$36,711	$45,431	$44,863	$38,917	$44,870

Ratio of earnings to fixed charges	4.34	5.71	4.42	1.28	4.90	4.32

CAPITALIZATION

The following table sets forth our short-term debt and our capitalization as of September 30, 2003, and as adjusted to give effect to this offering of the New Bonds and the application of the net proceeds therefrom as set forth in “Use of Proceeds” above. You should read this table in conjunction with our consolidated financial statements and accompanying notes which we incorporate herein by reference. See “Where You Can Find More Information” in the accompanying prospectus.

	September 30, 2003
	Actual	As Adjusted
	(in thousands except number of shares)
Short-Term Debt	$690,500	$590,500

Long-Term Debt:
First Mortgage Bonds:
5.550% Due 12/15/06	50,000	50,000
5.875% Due 08/15/08	75,000	75,000
5.370% Due 02/01/09	50,000	50,000
6.625% Due 02/01/11	75,000	75,000
7.200% Due 05/15/16	50,000	50,000
7.375% Due 10/15/27	50,000	—
6.580% Due 02/15/28	50,000	50,000
5.80% Due 12/01/23	—	50,000
5.90% Due 12/01/32	—	50,000
5.90% Due 12/01/33	—	50,000
Other Long-Term Debt	—	—

	400,000	500,000
Less:
Amount due within one year	—	—
Unamortized debt discount, net of premium	3,344	3,344

	396,656	496,656

Mandatorily redeemable preferred stock	5,571	5,571
Less amount due within one year	500	500

	5,071	5,071

Total long-term debt	401,727	501,727

Preferred Stock:
Non-redeemable preferred stock	1,401	1,401

Total preferred stock	1,401	1,401

Common Equity:
Common stock, $5 par value, 25,000,000 shares authorized (32,365 shares reserved), 15,232,414 shares outstanding	76,162	76,162
Paid-in capital	108,113	108,113
Retained earnings	431,464	431,464
Accumulated other comprehensive income	(1,112)	(1,112)

	614,627	614,627

Total Capitalization	$1,017,755	$1,117,755

DESCRIPTION OF THE NEW BONDS

This description of the particular terms of the New Bonds supplements and should be read in conjunction with the statements under “Description of Bonds” in the accompanying prospectus. The description of certain provisions of the New Bonds and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and Indenture.

General. The New Bonds will bear interest at the annual rates set forth on the cover page of this prospectus supplement, which will accrue from December 1, 2003. We will pay interest on June 1 and December 1 of each year, beginning June 1, 2004, to the person in whose name each New Bond is registered on the close of business on May 15 or November 15 (whether or not a Business Day) next preceding the respective interest payment date. The Series 2023 Bonds will be initially limited to $50,000,000 aggregate principal amount and will mature December 1, 2023. The Series 2032 Bonds will be initially limited to $50,000,000 aggregate principal amount and will mature December 1, 2032. The Series 2033 Bonds will be initially limited to $50,000,000 aggregate principal amount and will mature December 1, 2033. We may, without the consent of the holders of the New Bonds, increase the principal amount of the New Bonds by issuing additional New Bonds in the future on the same terms and conditions, except for any differences in the issue price and interest accrued prior to the issue date of the additional New Bonds and with the same CUSIP numbers as the New Bonds offered hereby. Any additional New Bonds would rank equally and ratably with the New Bonds offered by this prospectus supplement and would be treated as a single series for all purposes under the Indenture. We will issue the New Bonds in fully registered form only, in denominations of $1,000 and integral multiples of $1,000.

Optional Redemption. The New Bonds will be redeemable in whole at any time or in part from time to time, at our option, on not less than 30 nor more than 45 days notice, at a redemption price equal to the greater of (i) 100% of the principal amount of the New Bonds to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted, at the then current Treasury Rate plus 12.5 basis points in the case of the Series 2023 Bonds, 15 basis points in the case of the Series 2032 Bonds and 15 basis points in the case of the Series 2033 Bonds, to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the New Bond to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such New Bond.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

“Reference Treasury Dealer” means each of Banc One Capital Markets, Inc. and its successors and three other nationally recognized investment banking firms that are Primary Treasury Dealers specified from time to time by us; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we shall replace it with another Primary Treasury Dealer.

“Primary Treasury Dealer” means a primary U.S. government securities dealer in New York City.

“Business Day” means any day other than a Saturday or Sunday and other than a day on which banking institutions in Chicago, Illinois or New York, New York are authorized or obligated by law or executive order to close.

We will mail notice of any redemption between 30 days and 45 days before the redemption date to each holder of the New Bonds to be redeemed.

Sinking Fund. The New Bonds will have no sinking fund provisions.

UNDERWRITING

Banc One Capital Markets, Inc. is acting as sole book running manager of the offering and representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, severally and not jointly, and we have agreed to sell to each underwriter, the principal amount of New Bonds set forth opposite each underwriter’s name.

Underwriter	Principal Amount of Series 2023 Bonds	Principal Amount of Series 2032 Bonds	Principal Amount of Series 2033 Bonds
Banc One Capital Markets, Inc.	$38,500,000	$38,500,000	$38,500,000
SG Cowen Securities Corporation	7,500,000	7,500,000	7,500,000
McDonald Investments Inc.	2,000,000	2,000,000	2,000,000
Wachovia Capital Markets, LLC	2,000,000	2,000,000	2,000,000

Total	$50,000,000	$50,000,000	$50,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the New Bonds if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased, or the offering of New Bonds may be terminated.

The underwriters are offering the New Bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the New Bonds, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to investors and to reject orders in whole or in part.

Under the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

In the underwriting agreement, subject to the conditions thereof, the underwriters have agreed to purchase the Series 2023 Bonds at 98.643% of the aggregate principal amount thereof, to purchase the Series 2032 Bonds at 99.109% of the aggregate principal amount thereof and to purchase the Series 2033 Bonds at 99.109% of the aggregate principal amount thereof. The underwriters may offer the New Bonds in part to certain securities dealers at such prices less a concession not to exceed 0.500% of the principal amount of the Series 2023 Bonds, 0.500% of the principal amount of the Series 2032 Bonds and 0.500% of the principal amount of the Series 2033 Bonds. The underwriters may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed 0.250% of the principal amount of the Series 2023 Bonds, 0.250% of the principal amount of the Series 2032 Bonds and 0.250% of the principal amount of the Series 2033 Bonds. After the New Bonds are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

We expect to deliver the New Bonds against payment for the New Bonds on or about the date specified on the cover page of this prospectus supplement, which will be the fifth Business Day following the date of the pricing of the New Bonds. Since trades in the secondary market generally settle in three Business Days, purchasers who wish to trade New Bonds on the date of pricing or the following Business Day will be required, by virtue of the fact that the New Bonds initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

In connection with the offering of the New Bonds, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the New Bonds. Specifically, the underwriters may over-allot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the New Bonds in the open market to cover short positions or to stabilize the price of the New Bonds. Any of these activities may stabilize or maintain the market price of the New Bonds above independent market levels, but no representation or prediction is made of the magnitude or the direction of any effect that the transactions described above may have on the market price of the New Bonds. The underwriters are not required to engage in these activities, and, if commenced, may end any of these activities at any time without notice.

The New Bonds will be a new issue of securities for which currently there is no trading market. We do not intend to apply for the listing or quotation of the New Bonds on any securities exchange or market. Although the underwriters have indicated that they intend to make a market in the New Bonds in a manner permitted under applicable securities laws, the underwriters are not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the existence, development, maintenance or liquidity of any trading market for the New Bonds.

We have in the past entered into, and may in the future enter into, investment banking and commercial banking transactions with the underwriters and/or their affiliates for which they have in the past received, and may in the future receive, customary fees. In addition, we may also engage the underwriters and/or their affiliates in respect of financial advisory services for which they have in the past received, and may in the future receive, customary fees.

We estimate that our expenses in connection with the offer and sale of the New Bonds will be $850,000.

Banc One Capital Markets, Inc. has advised us that it will make the New Bonds available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Banc One Capital Markets, Inc. and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from Banc One Capital Markets, Inc. based on transactions Banc One Capital Markets, Inc. conducts through the system. Banc One Capital Markets, Inc. has advised us that it will make the New Bonds available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

Prospectus

Northern Illinois Gas Company

(doing business as Nicor Gas Company)

$350,000,000 First Mortgage Bonds

We may offer for sale from time to time, in one or more series, up to $350,000,000 aggregate principal amount of First Mortgage Bonds on terms determined at the time or times of sale. We refer to the First Mortgage Bonds being offered by this prospectus as the New Bonds. We will prepare and issue a supplement to this prospectus when a particular series is offered to include: the specific aggregate principal amount and offering price, maturity date or dates, rate or rates of interest, time or times of payment of interest, any redemption terms or other specific terms of such series of New Bonds, the names of any underwriters, dealers or agents, any applicable commissions or discounts and the resulting net proceeds to us. No sinking fund is to be provided for the New Bonds.

We may sell the New Bonds directly to the public or through (i) underwriters or dealers or through agents named in one or more supplements to this prospectus (or designated from time to time) or (ii) a group of underwriters or dealers which may be represented by any one or more of such firms. More information about the way we will distribute the New Bonds is under the heading “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 4, 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “Commission”) utilizing a “shelf” registration process. Under this shelf process, we may sell the New Bonds described in this prospectus in one or more offerings up to a total dollar amount of $350,000,000. This prospectus provides you with a general description of the New Bonds we may offer. Each time we sell New Bonds, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

We believe we have included all information material to investors but certain details that may be important for specific investment purposes have not been included. To see more detail, you should read the exhibits filed with the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) which requires us to file reports and other information with the Commission.

You may read and copy any of these documents at the Commission’s public reference room at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for more information about the public reference rooms. We file our reports and other information electronically with the Commission and you can access these documents from the Commission’s web site (http://www.sec.gov). You can find additional information about us on our Web site at http://www.nicor.com. The information on this Web site is not a part of this prospectus.

The Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate is an important part of this prospectus and our later filings with the Commission automatically update and supercede earlier filings. We incorporate by reference those documents listed below and those we subsequently file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the New Bonds:

(a)	Annual Report on Form 10-K for the year ended December 31, 2002;

(b)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

(c)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

(d)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2003;

(e)	Current Report on Form 8-K dated November 21, 2003; and

(f)	Current Report on Form 8-K dated December 2, 2003.

You may receive a copy of these filings at no cost, other than exhibits to those filings, unless they are specifically incorporated by reference in the information that this prospectus incorporates. Please direct your written or oral requests to:

George M. Behrens, Vice President and Treasurer

Nicor Gas Company

P.O. Box 190

Aurora, Illinois 60507-0190

(630) 983-8676

THE COMPANY

We are a public utility engaged principally in the purchase, storage, distribution, sale and transportation of natural gas to the public in northern Illinois, generally outside the City of Chicago. We are subject to the jurisdiction of the Illinois Commerce Commission, which has authority to regulate substantially all phases of the public utility business in Illinois, including our issuance of long-term debt. We are a wholly owned subsidiary of Nicor Inc. (“Nicor”), a holding company exempt from regulation under the Public Utility Holding Company Act of 1935. The New Bonds are not obligations of, nor guaranteed by, Nicor. The mailing address and telephone number of our general office is:

Northern Illinois Gas Company

P.O. Box 190

Aurora, Illinois 60507-0190

(630) 983-8676

USE OF PROCEEDS

We will use the net proceeds from the sale of the New Bonds for the refinancing, if desirable, of certain outstanding First Mortgage Bonds, for construction programs to the extent not provided by internally generated funds, and for general corporate purposes.

DESCRIPTION OF BONDS

All references to us under “Description of Bonds” exclude our subsidiary, which is not a material subsidiary. The properties of our subsidiary, which are not material in the aggregate, are not subject to the lien of the Indenture and do not constitute bondable property under the Indenture.

General. We will issue the New Bonds in one or more series under our Indenture, dated as of January 1, 1954 (as supplemented by Supplemental Indentures heretofore executed), and one or more Supplemental Indentures (each of which is hereafter referred to as a “New Supplemental Indenture”), creating the series of New Bonds which we will issue. These series will constitute the forty-seventh, forty-eighth and forty-ninth and subsequent series of bonds issued under the Indenture. The earlier series of bonds issued under the Indenture that were outstanding as of December 1, 2003 are as follows:

Series	Amount Outstanding December 1, 2003
5.55% due December 15, 2006	50,000,000
5 7/8% due August 15, 2008	75,000,000
5.37% due February 1, 2009	50,000,000
6 5/8% due February 1, 2011	75,000,000
7.2% due May 15, 2016	50,000,000
* 7 3/8% due October 15, 2027	50,000,000
6.58% due February 15, 2028	50,000,000

$400,000,000

* This series of bonds was called for redemption on November 25, 2003.

Each series of the New Bonds will be dated the date of the applicable New Supplemental Indenture, and will mature on such date or dates as are set forth in such New Supplemental Indenture. The New Bonds will bear interest at an annual rate specified in their title. We will pay interest semiannually, once on the date which corresponds to the date of the New Supplemental Indenture and once on the date six months thereafter. We will begin paying interest on the date which is six months after the date of the New Supplemental Indenture.

So long as we do not default in the payment of interest on a series of New Bonds, we shall pay interest to the person in whose name each New Bond is registered on the record dates prescribed by the applicable New Supplemental Indenture (whether or not a Business Day) next preceding the respective interest payment dates. If and to the extent that we default in the payment of interest due, we shall pay defaulted interest to the person in whose name each New Bond is registered on the record date fixed in advance by us for payment of the defaulted interest. Interest will accrue on overdue interest installments at the rate borne by the New Bonds. Both principal and interest will be payable at our office or agency in The City of Chicago or, at the option of the registered owner, at our office or agency in The City of New York. At our option, we may pay any installment of interest on the bonds by mailing checks payable to or upon the written order of the person entitled to receive payment to the address of that person as it appears on the registration books. We will issue the New Bonds in denominations of $1,000 each or of any integral multiple of $1,000.

Copies of the Indenture and the applicable New Supplemental Indenture, in substantially the form in which it is to be executed, except for certain terms to be set forth in the applicable prospectus supplement which will be inserted at the time of sale of the series of New Bonds, are exhibits to the registration statement of which this prospectus is a part. Reference is made to such exhibits for a complete statement of the provisions of the Indenture and such New Supplemental Indenture. The following statements are brief summaries of certain of such provisions. The terms “permitted liens,” “prior liens,” “prior lien bonds,” “bondable bond retirements,” “retired” as used with respect to bonds, “property additions,” “property of the character of property additions,” “net property additions,” “current provisions for depreciation,” “renewal fund requirement,” “completed default,” “mortgage date of acquisition” and “utilized under the Indenture” are used with the meanings ascribed to such terms, respectively, by the Indenture.

Redemption and Sinking Fund. Any redemption provisions will be set forth in the applicable prospectus supplement. No sinking fund is to be provided for any series of the New Bonds.

Security. The New Bonds will rank equally and ratably with all bonds, irrespective of series, at any time outstanding under the Indenture. The Indenture constitutes a direct first mortgage lien on substantially all gas property and franchises (other than expressly excepted property) we now own, subject only to permitted liens. All gas property and franchises (other than expressly excepted property) we later acquire will, upon our recordation or registration in accordance with our agreements under the Indenture, become subject to the lien of the Indenture, subject only to permitted liens and liens, if any, existing or placed on such property at the time of their acquisition. The Indenture contains limitations upon the acquisition of property subject to a prior lien and the transfer of all or substantially all of our property to another corporation the property of which is subject to a prior lien. In general, these limitations are based upon ratios of (a) principal amount of prior lien bonds to fair value of property securing such bonds and (b) net earnings of such property to interest charges on such bonds. We have agreed in the Indenture to maintain and protect the mortgaged property as an operating system.

The lien of the Indenture expressly excepts, whether now owned by us or later acquired, (1) certain real estate not used in the gas utility business, (2) real estate held by us in the name of a nominee, (3) cash and securities not specifically pledged under the Indenture, (4) receivables, (5) contracts (other than leases),  (6) materials, (7) supplies, (8) all gas in storage not included in our utility plant accounts, (9) merchandise,  (10) automobiles, trucks and other transportation equipment, (11) office furniture and equipment, (12) natural gas wells, (13) natural gas leases and (14) natural gas gathering lines.

Issuance of Additional Bonds. We may not issue additional bonds of any of the presently outstanding series. Subject to the provisions of the Indenture, we may issue additional bonds of any other series in principal amount equal to:

(a) 66 2/3% of net property additions not previously utilized under the Indenture;

(b) the amount of cash deposited with the Trustee as a basis for the issuance of such bonds; and

(c) the amount of bondable bond retirements not previously utilized under the Indenture, such term being defined, in general, to include (1) the principal amount of bonds of any series retired otherwise than through a sinking fund and (2) such percentage, if any, of the principal amount of bonds of any other series retired through a sinking fund as may be specified in the supplemental indenture creating such series (not including the New Bonds or any previously issued series outstanding).

We may not issue such bonds under clause (a) or (b), or under clause (c) where the bonds to be issued bear a higher rate of interest than that borne by the bonds retired or being retired (except in case such bonds retired or being retired mature within two years), unless our net earnings for a 12-month period within the immediately preceding 15-month period shall have been equal to at least two and one-half times the annual interest on all bonds then outstanding under the Indenture, including the bonds then applied for but not including any bonds then being retired, and on all prior lien bonds then outstanding, not including any prior lien bonds then being retired.

The term “net earnings” shall mean our earnings (including earnings or loss of any gas utility business acquired during the period for that part of the period prior to acquisition) computed by deducting from our revenues our operating expenses, depreciation and taxes, except: (a) charges for the amortization, write-down or write-off of acquisition adjustments or intangibles; (b) property losses charged to operations; (c) provisions for income and excess or other profits taxes imposed on income after the deduction of interest charges, or charges made in lieu of such taxes; (d) interest charges; and (e) amortization of debt and stock discount and expense or premium. Any net profit or net loss from merchandising and jobbing is to be deducted from operating expenses or added to operating expenses, as the case may be. Net non-operating income from property and securities not subject to the lien of the Indenture may be included in revenues but only to the extent of not more than 10% of the total of such net earnings. No profits or losses on disposition of property or securities or on the reacquisition of securities shall be included in net earnings.

“Net property additions” means the amount of $9,000,000, plus the cost or fair value as of the mortgage date of acquisition thereof, whichever is less, of property additions (which may not include additions subject to a prior lien) after January 31, 1954, less all current provisions for depreciation made subsequent to that date, after deducting from such current provisions for depreciation the amount of the renewal fund requirement, if any, for the year 1954 (last 11 months) and subsequent years.

“Current provisions for depreciation” for any period means the greater of:

(a) the total of the amounts appropriated for depreciation during such period on all property of the character of property additions not subject to a prior lien, increased or decreased, as the case may be, by net salvage for such period, such amounts not to include, however, provisions for depreciation charged to surplus, charges to income or surplus for the amortization, write-down or write-off of acquisition adjustments or intangibles, property losses charged to operations or surplus, or charges to income in lieu of income and excess or other profits taxes; or

(b) an amount equal to one-twelfth of 2% for each calendar month of such period (or such lesser percentage as may, at intervals of not less than five years, be certified by an independent engineer as adequate) of the original cost, as of the beginning of such month, of all depreciable property of the character of property additions not subject to a prior lien.

As of December 31, 2002, net property additions available as the basis for the issuance of additional bonds amounted to approximately $347,000,000. As of December 31, 2002, there were $175,000,000 bondable bond retirements available as the basis for the issuance of additional bonds. We will issue the New Bonds first against any available bondable bond retirements and the balance against net property additions.

The Indenture contains no provisions which afford holders of New Bonds protection in the event we are involved in a highly-leveraged transaction other than the security afforded by the lien of the Indenture and its restrictions as to issuance of additional bonds described above.

Renewal Fund Requirement. Under the Indenture, we are required to pay to the Trustee in each year an amount of cash, as a renewal fund, equal to the excess, if any, of current provisions for depreciation for that year for all property additions over the cost or fair value as of the mortgage date of acquisition, whichever is less, of net property additions for such year. Such amount, which will be the renewal fund requirement for that year, is subject to reduction by an amount equal to the amount, certified to the Trustee, of net property additions or bondable bond retirements, or both, not previously utilized under the Indenture. There was no renewal fund requirement for any of the years 1954 through 1995 and 2001 through 2003. The amounts of the renewal fund requirement for the years 1996 through 2000 were approximately $7,000,000, $18,000,000, $23,000,000, $15,000,000 and $5,000,000, respectively, which amounts were reduced by the utilization of an equivalent amount of net property additions.

Release of Property and Withdrawal of Cash. We may sell or otherwise dispose of and secure the release of any part of the mortgaged property upon deposit with the Trustee of cash in an amount equal to the fair value of the property released, which in no event may be less than the consideration received. If, however, the property to be released is subject to a prior lien, then that property may be released upon a showing that it has been released from the prior lien upon due compliance with the release provisions. Cash to be deposited upon the release of mortgaged property may, subject to certain limitations, be reduced by an amount not in excess of  (a) the principal amount of purchase money obligations secured by purchase money mortgage upon the property to be released and (b) the principal amount of any prior lien bonds secured by a prior lien on the property to be released, where the purchaser has assumed the payment of the bonds. Cash to be deposited may also be reduced by an amount equal to the amount of net property additions or bondable bond retirements, or both, not previously utilized under the Indenture.

Cash deposited with the Trustee as a basis for the issuance of bonds may be withdrawn in an amount equal to 66 2/3% of the amount of net property additions not previously utilized under the Indenture, or in an amount equal to the amount of bondable bond retirements not previously utilized under the Indenture, or both. All other cash (except any sinking fund cash) deposited with the Trustee to be held as part of the mortgaged property may be withdrawn in an amount equal to the amount of net property additions or bondable bond retirements, or both, not previously utilized under the Indenture.

Modification of Indenture. In general, we and the Trustee may modify or alter the Indenture and supplemental indentures and our rights and obligations along with those of the bondholders, and obtain waivers of compliance with the Indenture and supplemental indentures, upon the affirmative vote of holders of 66 2/3% in principal amount of the bonds entitled to vote except with respect to the following certain basic matters: (1) terms of payment of principal, premium, if any, and interest on bonds (but not including any sinking fund requirements); (2) creation of liens ranking prior to or on a parity with the lien of the Indenture with respect to any of the mortgaged property (other than as permitted by the Indenture) or the deprivation of any bondholder of its lien; or (3) a reduction of the vote necessary to take such actions.

Events of Default. The following are deemed “completed defaults” under the Indenture:

•	default in the payment of principal on any bonds issued under the Indenture, including the New Bonds, when due and payable at maturity or upon redemption or by declaration or as otherwise provided in the Indenture;

•	default for 60 days in the payment of interest on any of such bonds;

•	default for 30 days after written notice to us in the payment of principal or interest (after the expiration of any applicable grace period) on prior lien bonds;

•	default for 90 days after written notice to us in the performance of any other covenant of the Indenture, including any covenant relating to sinking fund obligations; and

•	certain events of bankruptcy and insolvency.

We furnish annually to the Trustee a certificate in respect of our compliance or noncompliance with the covenants of the Indenture.

If one or more completed defaults occurs and continues, the Trustee or the holders of not less than 25% in principal amount of the bonds then outstanding may declare the principal of all such bonds, together with all accrued and unpaid interest thereon, if not already due, to be due and payable immediately. No bondholder may enforce the Indenture unless that holder gives the Trustee written notice of some existing and continuing default and the holders of not less than 25% in principal amount of the bonds then outstanding request in writing that the Trustee act and they have given the Trustee a reasonable opportunity to act. The Trustee is entitled to be indemnified before enforcing the lien at the request of the bondholders.

If, at any time after the occurrence of a completed default and before the sale of the mortgage property, we have paid or collected and paid out of the mortgage property all arrears of principal and interest, together with other amounts described in the Indenture, and we have remedied or cured all other defaults, if any, to the reasonable satisfaction of the Trustee, then the Trustee, upon the written request of the holders of a majority in principal amount of the bonds then outstanding, shall waive any such default.

Concerning the Trustee. BNY Midwest Trust Company is the Trustee under the Indenture. We and certain of our affiliates may borrow from, and utilize many of the banking services offered by, affiliates of BNY Midwest Trust Company in the normal course of business.

BOOK-ENTRY SYSTEM

Unless otherwise indicated in the applicable prospectus supplement, each series of New Bonds will initially be issued in the form of one or more global securities, in registered form, without coupons. The global security will be deposited with, or on behalf of, the depository, and registered in the name of the depository or a nominee of the depository. Unless otherwise indicated in the applicable prospectus supplement, the depository for any global securities will be The Depository Trust Company, New York, New York, referred to in this prospectus as DTC.

So long as the depository, or its nominee, is the registered owner of a global security, such depository or such nominee, as the case may be, will be considered the owner of such global security for all purposes under the applicable indenture, including for any notices and voting. Except in limited circumstances, the owners of beneficial interests in a global security will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of any such securities and will not be considered the registered holder thereof under the applicable indenture. Accordingly, each person holding a beneficial interest in a global security must rely on the procedures of the depository and, if such person is not a direct participant, on procedures of the direct participant through which such person holds its interest, to exercise any of the rights of a registered owner of such security.

Global securities may be exchanged in whole for certificated securities only if:

(1)	the depository notifies us that it is unwilling or unable to continue as depository for the global securities or the depository has ceased to be a clearing agency registered under the Securities Exchange Act of 1934 and, in either case, we thereupon fail to appoint a successor depository within 90 days;

(2)	we, at our option, notify the Trustee in writing that we elect to cause the issuance of certificated securities; or

(3)	there shall have occurred and be continuing an event of default with respect to the applicable securities of any series.

In any such case, we have agreed to notify the applicable Trustee in writing that, upon surrender by the direct participants and indirect participants of their interest in such global securities, certificated securities representing the applicable securities will be issued to each person that such direct participants and indirect participants and the depository identify as being the beneficial owner of such securities.

The following is based solely on information furnished by DTC:

DTC will act as depository for the global securities. The global securities will be issued as fully-registered securities registered in the name of Cede & Co., DTC’s partnership nominee. One or more fully-registered global security certificates will be issued for each issue of the global securities, each in the aggregate principal amount of such issue and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing agency” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, which are referred to as indirect participants and, together with the direct participants, the participants. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Purchases of global securities under the DTC system must be made by or through direct participants, who will receive a credit for such purchases of global securities on DTC’s records. The ownership interest of each actual purchaser of each global security, or beneficial owner, is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the global securities, except in the event that use of the book-entry system for the global securities is discontinued.

To facilitate subsequent transfers, all global securities deposited by participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of global securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global securities; DTC’s records reflect only the identity of the direct participants to whose accounts such global securities are credited which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

If the global securities are redeemable, redemption notices shall be sent to Cede & Co. If less than all of the global securities are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

Neither DTC nor Cede & Co. will consent or vote with respect to the global securities. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants whose accounts the global securities are credited on the record date, identified in a listing attached to the omnibus proxy.

Principal, interest and premium payments, if any, on the global securities will be made to DTC in immediately available funds. DTC’s practice is to credit direct participants’ accounts on the date on which interest is payable in accordance with the respective holdings shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on such date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, the Trustee for such securities, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, interest and premium, if any, on any of the aforementioned securities represented by global securities to DTC is the responsibility of the appropriate Trustee and us. Disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of the participants.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources, including DTC, that we believe to be reliable, but we take no responsibility for the accuracy thereof.

The underwriters, dealers or agents of any of the securities may be direct participants of DTC.

None of the Trustee, us or any agent for payment on or registration of transfer or exchange of any global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such global security or for maintaining, supervising or reviewing any records relating to such interests.

PLAN OF DISTRIBUTION

We may sell the New Bonds, in one or more series, for reoffering at fixed or varying prices to the public through underwriting syndicates led by one or more managing underwriters or through one or more of such firms acting alone. The applicable prospectus supplement will name the managing underwriter or underwriters for each series of New Bonds, together with the members of the underwriting syndicate, if any. If we use an underwriter in the sale, we will execute an underwriting agreement providing that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all the New Bonds of the series being sold if they purchase any.

We may sell the New Bonds directly to the public or through agents designated by us from time to time. Any agent involved in the offer or sale of the New Bonds of any series will be named in the relevant prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any agent will act on a best efforts basis for the period of its appointment.

In connection with the sale of any series of the New Bonds, we may compensate underwriters or agents in the form of discounts, concessions or commissions. Underwriters, agents or dealers that participate in the distribution of any series of the New Bonds may be deemed to be underwriters of such series, and any discounts or commissions received by them from us and any profit on the resale of the New Bonds of such series by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Securities Act”). The applicable prospectus supplement will describe the discounts and commissions, all other underwriting compensation, and discounts and concessions to be allowed or paid to dealers. Underwriters or agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities under the Securities Act, or to contribution by us to payments which the underwriters may be required to make in such respect. Underwriters or agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

If we use a dealer in the sale of any series of the New Bonds, we will sell the New Bonds of such series to the dealer as principal. The dealer may then resell the New Bonds of such series to the public at varying prices to be determined by that dealer at the time of resale. Other sales may be made, directly or through agents, to purchasers outside existing trading markets.

LEGAL OPINIONS

Certain legal matters in connection with the offering of the New Bonds will be passed upon for us by Latham & Watkins LLP, 233 South Wacker Drive, Suite 5800, Chicago, Illinois 60606 and Mayer, Brown, Rowe & Maw LLP, 190 South LaSalle Street, Chicago, Illinois 60603, and for any underwriter, dealer or agent named in the applicable prospectus supplement by Pillsbury Winthrop LLP, One Battery Park Plaza, New York,  New York 10004.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Northern Illinois Gas Company

$150,000,000

First Mortgage Bonds, 5.80% Series Due December 1, 2023

First Mortgage Bonds, 5.90% Series Due December 1, 2032

First Mortgage Bonds, 5.90% Series Due December 1, 2033

PROSPECTUS  SUPPLEMENT

Banc One Capital Markets, Inc.

SG Cowen

McDonald Investments Inc.

Wachovia Securities

December 4, 2003